SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of January, 2006

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

   Form 20-F  ___X___                                                                                               Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.
Yes _______                                                                                            No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of a fine imposed on the Bank by the Chilean Superintendency of Banks.

Mr.
Alejrandro Ferreiro Y.
Superintendent of Securities and Insurance
Present

RE: ESSENTIAL INFORMATION

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18.045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you of an essential information regarding this Institution, that on the 30th of January, 2006 the related Superintendency resolved to impose a fine in the amount of Ch$5,705,783 as a result of a deficit registered in the reserve requirement in foreign currency maintained between the 9th of December, 2005 and the 8th of January, 2006.

Sincerely,

Julio Guzmán Herrera
Acting Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2006

Banco de Chile

/S/ Julio Guzmán H.
By: Julio Guzmán Herrera Acting Chief Executive Officer